UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 31, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Board of Directors agreements

Dear Sirs:

By means of the present letter, we comply with communicating as a Relevant Information Communication, that a session of the Board of Directors of Graña y Montero S.A.A. took place today in which, among other topics, the subject of corporate governance was discussed, specifically, the new organizational structure of the company.

In line with what is mentioned above, and in accordance with a strategy proposed by the Executive Management, with the objective of organizing the company in the future into three operating companies focused on Engineering and Construction, Infrastructure Concessions and Real Estate Development, the following initial decisions were made:

•
Remove from the corporate governance structure of the Company the Operating Committees of Real Estate and Technical Services, leaving the Operational Committees of Engineering and Construction and Infrastructure. As a result, the CEO will be in charge of the adaptation of the Board Regulations in order to reflect the mentioned modifications.

•
Request Viva GyM, which will keep the role of Real Estate Development Company, the calling for the General Shareholders' Meeting in order to restructure its Board of Directors and propose a new one composed by Messrs. Augusto Baertl Montori, Roberto Abusada Salah, Carlos Montero Graña, José Antonio Rosas Dulanto, Alfonso García Miro Peschiera, Luis Diaz Olivero and Julio De la Piedra del Río.

In relation to Modifications in the Board’s Support Committees, the following decisions were taken:

•
Maintain the Risks, Compliance and Sustainability Committee with 4 members, as per the decision of Mr. Rafael Venegas Vidaurre to not be part of it because of medical reasons, which was communicated through a Relevant Information Communication on January 25 and January 29, 2018.

•
Accept the resignation of Mr. Rafael Venegas Vidaurre to the Audit and Processes Committee of the Board of Directors, for the aforementioned reasons, and appoint Mr. Pedro Pablo Errazuriz Domínguez as his replacement. It is important to point out that Mr. Rafael Venegas Vidaurre is not resigning to the Board of Directors of Graña y Montero, and will remain as a member of the Human Management Committee.

Finally, the following decisions were also approved:

•	Approve the Annual Report on the Prevention of Money Laundering and Financing of Terrorism for the year 2017.
•	Approve the new Handbook for the Prevention and Management of Money Laundering Risks and Financing of Terrorism.
•
Accept the resignation of Mrs. Maria del Pilar Sabogal Dellepiane to the position of Deputy Stock Exchange Representative and appoint Mr. Dennis Gray Febres instead, who meets the legal requirements to occupy this position.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: January 31, 2018